ING LOGO AMERICAS US Legal Services
Neil McMurdie Counsel (860) 723-2229 Fax: (860) 723-2216
July 29, 2003
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549
Attention: Filing Desk
Re:

ReliaStar Life Insurance Company and its Separate Account N
Withdrawal of Post-Effective Amendment No. 4 to
Registration Statement on Form N-4
Prospectus Title: AdvantageSM Annuity
File Nos.: 333-100209 and 811-9002

Ladies and Gentlemen:

On July 29, 2003 the above-named Depositor and Registrant filed, pursuant to Rule 485(a) of the Securities Act of 1933 (the "33 Act"), Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (accession No. 0000942323-03-000023). Post-Effective Amendment No. 4 was filed in order to add Series 1 of the ING GET U.S. Core Select Portfolio as an investment option under the above referenced variable annuity. We respectfully request withdrawal of such Post-Effective Amendment No. 4 pursuant to Rule 477 under the 33 Act, as the Fund has decided not to proceed with offering the ING GET U.S. Core Select Portfolio - Series 1 at this time.

Should you have any questions concerning this submission, please call Michael Pignatella at 860-723-2239 or Julie Rockmore at 860-723-2260. Sincerely, /s/ Neil McMurdie Neil McMurdie

Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation